Buenos Aires, November 2nd, 2018

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Sale of equity ownership at Oleoductos del Valle S.A.

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to comply with regulations as per section 2, Chapter I Title XII (T.O. 2013) of the Comisión Nacional de Valores.

To that end, we inform that today Pampa executed with ExxonMobil Exploration Argentina S.R.L. (“ExxonMobil”) an agreement to sell its direct share ownership of 21% at Oleoductos del Valle S.A. (“Oldelval”), therefore Pampa still holding a 2.1% direct stake at Oldelval. The sale price is US$36,400,000, and the closing is subject to compliance of certain customary precedent conditions.

To the effects of Section 23, part (a), paragraph 9 of Bolsas y Mercados S.A.’s Listing Rules we inform that, notwithstanding the net reporting result is still under review subject to the applicable accounting rules, we estimate that it would approximately amount to AR$700,000,000 (Argentinean pesos seven hundred million).

As informed in previous disinvestments, said transaction is in line with the Company’s strategy to focus its investments and human resources on the expansion of power generation installed capacity, on the exploration and production of natural gas, placing a special focus on the development and exploitation of our unconventional gas reserves (shale and tight gas), as well as to continue investing for the development of our utility concessions.

Sincerely,

Victoria Hitce

Head of Market Relations

Pampa Energía S.A.